FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 16

to

ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2016

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
Title of issue	which registration	exchanges on
	is effective	which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jean-Claude Lauzon
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Alain Bélanger
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2016 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.19) Excerpts from Section C - “The Québec Economy: Recent Developments and Outlook for 2017 and 2018” of “Budget 2017-2018 - The Québec Economic Plan – March 2017”, March 28, 2017:

–	Economic outlook for Québec (table C.4);
–	Canadian financial markets (table C.9).

(99.20) Section D - “The Government’s Detailed Financial Framework” from “Budget 2017-2018 - The Québec Economic Plan – March 2017”, March 28, 2017:

–	Change in consolidated revenue and expenditure ;
–	Consolidated revenue and expenditure by departmental portfolio
–	Financial framework by sector;
–	Net financial requirements;
–	Appendix 1: Sensitivity analysis of economic variables;
–	Appendix 2 : Allocation of revenue from consumption taxes;
–	Appendix 3 : Detailed consolidated financial framework;
–	Appendix 4 : List of entities by portfolio.

(99.21) Section E - “The Québec Government’s Debt” from “Budget 2017-2018 - The Québec Economic Plan – March 2017”, March 28, 2017:

–	Debt;
–	Financing and debt management;
–	Information on the retirement plans and on funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec;
–	Credit ratings.

(99.22) Excerpts from “Budget Speech 2017-2018”, March 28, 2017:

–	Summary of consolidated budgetary transactions – Preliminary results for 2016-2017;
–	Summary of consolidated budgetary transactions – Forecasts for 2017-2018;
–	Consolidated revenue – Forecasts for 2017-2018;
–	Consolidated expenditure – Forecasts for 2017-2018;
–	Expenditure of the General fund – Forecasts 2017-2018;
–	Non-budgetary transactions – Forecasts for 2017-2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 16 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Alain Bélanger
Name:	Alain Bélanger
Title:	Assistant Deputy Minister

Date: March 31,2017